Mail Stop 4561

April 23, 2009

Mr. James A Cannavino
Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

> **Re:** **Direct Insite Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 14, 2009**
> **File No. 333-153792**

Dear Mr. Cannavino:

We have limited our review of your filing to those issues contained in our letter dated March 5, 2009. All of our comments pertain to our letter and your written response to our letter dated April 14, 2009.

Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

Exhibit 5.1

1. We note that in response to comment number 5 of our letter you have revised paragraph 2 of your legality opinion to state that the sale of the shares covered by the registration statement by the selling shareholders will not affect the legality of those shares. Please be advised that comment number 5 of our letter requests that your legality opinion to be revised to opine on the legality of the shares when they are sold as contemplated by the registration statement. Please have your counsel provide a revised opinion.

* * * * *

You may direct any question to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 with any questions or, in his absence, me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (516) 433-5858
        David H. Lieberman, Esq.
        Beckman, Lierberman & Barandes